Exhibit (a)(8)
FORM OF NOTICE OF EXPIRATION OF OFFER TO AMEND OR REPLACE
ELIGIBLE OPTIONS AND COMMITMENT TO MAKE CASH PAYMENT
To:
We are pleased to announce that we have completed our Offer to Amend or Replace Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering a total of ______ shares of Broadcom Class A common stock to increase the exercise price per share of each such option to the lower of (i) the fair market value per share of Broadcom Class A common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $___, the closing price per share of such common stock on the April ______, 2007 amendment date. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash payments in an approximate total amount of $______ to compensate them for the higher exercise prices per share in effect for their amended options.
In addition, we canceled tendered Eligible Options covering a total of ______ shares of Broadcom Class A common stock because the adjusted exercise price for each such option would have been the same or lower than the exercise price in effect for that options prior to the amendment. In replacement of each such canceled option, we immediately granted a new option under the Broadcom 1998 Stock Incentive Plan (as amended and restated) that is the same, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date of April ______, 2007.
The chart below lists each of your tendered Eligible Options that have been amended. The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your amended Eligible Options is indicated below. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has no effect on the exercise period, option term or any other provision of the option.

				Number of	Number of
				Outstanding Option	Outstanding Option
	Total Number of	Exercise Price Per	New Exercise Price	Shares Subject to	Shares Not Subject
	Shares Subject to	Share Prior to	Per Share Following	Amended Exercise	to Amended Exercise	Special Cash Payment
Indicated Grant Date	Outstanding Option	Amendment ($)	Amendment ($)	Price	Price	Payable in 2008 ($)
Total Special
Cash Payment
Amount:
$ _________
In exchange for your agreement to amend your outstanding Eligible Options to increase the exercise prices for those options, Broadcom hereby irrevocably commits to make you a special cash payment in the amount of $___. Current guidance under Section 409A requires that the cash payment not be paid in the same year in which the Eligible Options are amended. Therefore, the cash payment will be paid on the first regular payday in January, but in no event later than January 31, 2008. Broadcom must withhold all applicable U.S. federal, state and local income and employment withholding taxes and other required payments, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld. You will receive your cash payment even if your employment with Broadcom terminates prior to the date on which the cash payment is paid.
This commitment to make you the special cash payment is governed by the terms and conditions of the Offer as set forth in the formal Offer document, the Letter of Transmittal and the Stock Option Amendment and Special Cash Payment Agreement, all of which are incorporated herein by reference. Accordingly, this commitment and the Offer documents reflect the entire agreement between you and Broadcom with respect to the amendment of your tendered Eligible Options and the payment of the applicable cash payment.
Each new option granted to you pursuant to the Offer is the same as the tendered Eligible Option it replaced, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date of April___, 2007. The chart below indicates which tendered Eligible Options were canceled and replaced with a new option:

	Total Number of	Exercise Price Per	Same Exercise Price
Grant Date of	Shares Subject to	Share Prior to	Per Share under New
Canceled Option	New Option	Cancellation ($)	Option ($)

BROADCOM CORPORATION
By:

Title:

Date: